Exhibit 3.1

Onyx Acquisition Co. I

(the “Company” or “Onyx”)

EXTRACT OF MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD VIRTUALLY AND AT THE OFFICES OF KIRKLAND & ELLIS LLP LOCATED AT 609 MAIN STREET, HOUSTON, TEXAS 77002, UNITED STATES OF AMERICA ON 26 JANUARY 2023 AT 9:30 AM (EASTERN TIME)

The Chairman noted that the purpose of calling the Meeting was for the Shareholders to consider and, if thought fit, approve proposals contained in the Notice and which are set out below.

1.	Proposal No. 1 – The Extension Amendment Proposal

RESOLVED, as a special resolution THAT, effective immediately, the Memorandum and Articles be amended by:

(a) amending Article 168(a) by deleting the following introduction of such sub- section:

“In the event that either the Company does not consummate a Business Combination by fifteen months after the closing of the IPO, or such later time as the Members of the Company may approve in accordance with the Articles or a resolution of the Company’s Members is passed pursuant to the Companies Act to commence the voluntary liquidation of the Company prior to the consummation of a Business Combination for any reason, the Company shall:”

and replacing it with the following:

“In the event that either the Company does not consummate a Business Combination by August 7, 2023, or such later time as the Members of the Company may approve in accordance with the Articles or a resolution of the Company’s Members is passed pursuant to the Companies Act to commence the voluntary liquidation of the Company prior to the consummation of a Business Combination for any reason, the Company shall:”; and

(b) amending Article 168(b) by deleting the words:

“within fifteen months after the date of the closing of the IPO”

and replacing them with the words:

“by August 7, 2023”;

2.	Proposal No. 2 – The Redemption Limitation Amendment Proposal

RESOLVED, as a special resolution THAT, effective immediately, the Memorandum and Articles be amended by:

(a) amending Article 162(b) by deleting the words:

“divided by the number of Public Shares then in issue, provided that the Company shall not redeem Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001”

and replacing them with the words:

“divided by the number of Public Shares then in issue”; and

(b) amending Article 165 by deleting the words:

“the Company shall be authorised to consummate a Business Combination only with the sanction of an Ordinary Resolution, provided that the Company shall not consummate a Business Combination unless the Company would have net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination”

and replacing them with the words:

“the Company shall be authorised to consummate a Business Combination only with the sanction of an Ordinary Resolution”.

3.	Voting

3.1	The resolutions referenced above were then put to the meeting.

3.2	The Chairman declared that the resolutions referenced above were approved.

4.	Confirmation

Signed as an accurate record of the proceedings of the Meeting.

/s/ Benjamin Lerner
Benjamin Lerner, Secretary of the Meeting

Date: 26 January 2023

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